UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2023

On February 22, 2024, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the annual general meeting of shareholders (the “AGM”) for fiscal year 2023 as follows:

•	Date and Time: March 22, 2024, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil,

Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2023

2) Appointment of directors (one non-standing director and three non-executive directors)

2-1) Non-Standing Director Candidate: Jae Keun Lee

2-2) Non-Executive Director Candidate: Gyutaeg Oh

2-3) Non-Executive Director Candidate: Jaehong Choi

2-4) Non-Executive Director Candidate: Myong-Hwal Lee

3) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Seon-joo Kwon

4) Appointment of members of the Audit Committee, who are non-executive directors

4-1) Audit Committee Member Candidate: Whajoon Cho

4-2) Audit Committee Member Candidate: Gyutaeg Oh

4-3) Audit Committee Member Candidate: Sung-Yong Kim

5) Approval of the aggregate remuneration limit for directors

•	Other material information for an investment decision:

•

Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the e-voting system operated by the Korea Securities Depository or by submitting their voting cards by mail.

•

In certain circumstances, including those related to infectious diseases or other emergencies, KB Financial Group may change the date, time, location or any other relevant information regarding the AGM, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Non-Standing Director (Agendum 2)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jae Keun Lee	May 1966	1 year	No

•  President & CEO, Kookmin Bank (Current)

•  Senior Executive Vice President, Head of Sales Group, Kookmin Bank

•  Managing Director/Senior Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank

•  Managing Director & CFO, KB Financial Group

Nominees for Non-Executive Directors (Agendum 2)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Gyutaeg Oh	February 1959	1 year	No

•  Professor, School of Business Administration, Chung-Ang University (Current)

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission

—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jaehong Choi	August 1962	1 year	No

•  Professor, Startup College, Gachon University (Current)

•  Chief Director, Gangwon Center for Creative Economy and Innovation (Current)

•  Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University

•  Non-Executive Director, Kakao Corp.

Myong-Hwal Lee	May 1964	2 years	Yes

•  Director, Center for International Financial Cooperation, Korea Institute of Finance (Current)

•  Senior Research Fellow, Korea Institute of Finance (Current)

•  Non-Executive Director, Woori Financial Capital, Co., Ltd. (Current)(1)

•  Member, Sanction Review Committee, Financial Supervisory Service

•  Member, Postal Services Steering Committee

•  Non-Executive Director, Korea Federation of Savings Banks

•  Member, Creditors’ Coordination Committee

•  Vice President, Korea Money and Finance Association

•  Vice President, Korea Institute of Finance

•  Director of Research Strategy and External Affairs Division, Korea Institute of Finance

•  Disposal Review Sub-Committee Member, Public Funds Oversight Committee, Financial Services Commission

•  Non-Standing Director, Korea Housing Finance Corporation

Non-Executive Director, Woori Financial Capital, Co., Ltd. (Current)(1)

(1)	Term expected to expire prior to March 22, 2024

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee (Agendum 3)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Seon-joo Kwon	November 1956	1 year	No	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of the Risk Management Division and the Financial Consumer Protection Center, Industrial Bank of Korea	—

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors (Agendum 4)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Whajoon Cho	February 1957	1 year	No

•  Auditor, Mercedes-Benz Financial Services Korea Limited

•  Non-Executive Director, Pulmuone Corporate

•  Visiting Professor, Sogang University

•  Lecturer, KAIST (Korea Advanced Institute of Science and Technology)

•  President & CEO, KT Capital Corporation

•  CFO, KT Capital Corporation

Gyutaeg Oh	February 1959	1 year	Yes

•  Professor, School of Business Administration, Chung-Ang University (Current)

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission

Sung-Yong Kim	March 1966	1 year	No

•  Professor, Law School, Sungkyunkwan University (Current)

•  Member, Corporate Governance Research Committee, Korea Institute of Corporate Governance and Sustainability

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Executive Director, Seoul Guarantee Insurance Company

•  Non-Executive Director, Woori Bank

•  Non-Standing Commissioner, Securities & Futures Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 22, 2024	By: /s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer